UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

THOR INDUSTRIES, INC.
(Name of Issuer)
Common Stock, $0.10 Par Value
(Title of Class of Securities)
885160101
(CUSIP Number)
Charles Nathan
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
(212) 906-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	885160101

1	NAMES OF REPORTING PERSONS Estate of Wade F. B. Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	n/a

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		8,473,470

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,473,470

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,473,470

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 2 of 8 Pages

CUSIP No.	885160101

1	NAMES OF REPORTING PERSONS Angela E. Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	n/a

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,473,470

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,473,470

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,473,470

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 3 of 8 Pages

CUSIP No.	885160101

1	NAMES OF REPORTING PERSONS Alan Siegel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	n/a

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,473,470

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000

WITH	10	SHARED DISPOSITIVE POWER

		8,473,470

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,475,470

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 4 of 8 Pages

CUSIP No.	885160101
Item 4. Purpose of Transaction
The Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D, other than distributing the Shares to the beneficiaries of the Estate in accordance with the terms of Wade F. B. Thompson’s will.
Item 5. Interest in Securities of the Issuer
(a) As of January 31, 2010, the number of Shares outstanding was approximately 51,460,924. As of the date hereof, the Estate and Ms. Thompson may be deemed the beneficial owners of 8,473,470 Shares (approximately 16.5% of the total number of Shares outstanding). As of the date hereof, Mr. Siegel may be deemed the beneficial owner of 8,475,470 Shares (approximately 16.5% of the total number of Shares outstanding), consisting of (i) 8,473,470 Shares held by the Estate and (ii) 2,000 Shares issuable upon exercise of stock options held by Mr. Siegel.
(b) As of the date hereof, (i) the Estate may be deemed to have the sole power to direct the voting and disposition of 8,473,470 Shares, (ii) Mrs. Thompson and Mr. Siegel may be deemed to have the shared power to direct the voting and disposition of 8,473,470 Shares, and (iii) Mr. Siegel may be deemed to have the sole power to direct the voting and disposition of 2,000 Shares.
(c) The transaction in the Common Stock that was effected by the Reporting Persons during the past 60 days was the following:
(i)	Sale by the Estate of 1,000,000 shares at $32.40 per share on April 21, 2010 in a private transaction under Rule 144;
(d) Not applicable.
(e) Not applicable.
Item 7. Materials to be Filed as Exhibits
(a) The information set forth in the Exhibit Index is incorporated herein by reference.

Page 5 of 8 Pages

CUSIP No.	885160101
SIGNATURE
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 21, 2010	ESTATE OF WADE F. B. THOMPSON
/s/ Angela E. Thompson
	Name:	Angela E. Thompson
	Title:	Co-Executor

/s/ Alan Siegel
	Name:	Alan Siegel
	Title:	Co-Executor

Date: April 21, 2010	ANGELA E. THOMPSON
/s/ Angela E. Thompson

Date: April 21, 2010	ALAN SIEGEL
/s/ Alan Siegel

Page 6 of 8 Pages

CUSIP No.	885160101

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of December 3, 2009, by and among the Estate of Wade F. B. Thompson, Angela E. Thompson and Alan Siegel	8

Page 7 of 8 Pages

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares, par value $0.10 per share, of Thor Industries, Inc., dated as of December 3, 2009, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: December 3, 2009	ESTATE OF WADE F. B. THOMPSON
/s/ Angela E. Thompson
	Name:	Angela E. Thompson
	Title:	Co-Executor

/s/ Alan Siegel
	Name:	Alan Siegel
	Title:	Co-Executor

Date: December 3, 2009	ANGELA E. THOMPSON
/s/ Angela E. Thompson

Date: December 3, 2009	ALAN SIEGEL
/s/ Alan Siegel

Page 8 of 8 Pages